UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

BLUE OWL TECHNOLOGY INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL TECHNOLOGY INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 100
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 209
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 308
(CUSIP Number of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Technology Income Corp.
399 Park Avenue
New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Kristin H. Burns
Nicole M. Runyan, P.C.
William J. Tuttle, P.C.
Kirkland & Ellis LLP
601 Lexington Ave.
New York, NY 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on August 26, 2026 by Blue Owl Technology Income Corp., a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to 13,926,862 shares of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (collectively, the “Shares”) representing up to 5.00% of the aggregate number of the Company’s Shares outstanding as of June 30, 2026 at a purchase price per Share equal to the price per Share in effect as of September 30, 2026.
The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 26, 2026, and the related Letter of Transmittal (together, the “Offer”). The Offer expired at 7:00 P.M., Eastern Time, on September 30, 2026 and approximately 108,556,457 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, which represents 39% of the aggregate number of the Company’s Shares outstanding as of June 30, 2026.
On October 22, 2026, the Company determined that, as of September 30, 2026, the net offering price per Share of each of its Class S Shares, Class D Shares and Class I Shares was $9.85. The Company accepted for purchase 13,926,862 Shares on a pro rata basis based on the number of tendered Shares, representing 12.8% of the Shares of the Company that were validly tendered and not withdrawn prior to the expiration of the Offer. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $137,179,587.
Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.
ITEM 12.     EXHIBITS.
EX-FILING FEES Calculation of Filing Fees Table

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 26, 2026

BLUE OWL TECHNOLOGY INCOME CORP.

	By:	/s/ Jonathan Lamm
		Name:	Jonathan Lamm
		Title:	Chief Financial Officer and Chief Operating Officer